PAGARE

Bueno por USD$185,000,000.00

Por este Pagaré, KANSAS CITY SOUTHERN DE MÉXICO, S.A. DE C.V. (la "Sociedad") promete pagar a THE KANSAS CITY SOUTHERN RAILWAY COMPANY, o en la medida permitida por este Pagaré, a sus sucesores y cesionarios (el "Tenedor"), en el domicilio del tenedor ubicado en 427 West 12th Street, Kansas City, Missouri, Estados Unidos de América, la cantidad de US $185,000,000.00 (ciento ochenta y cinco millones de dólares, moneda de curso legal en los Estados Unidos de América) ("Principal") a más tardar el 31 de diciembre de 2016 (la "Fecha de Vencimiento").

NOTE

Amount USD$185,000,000.00

By this Note, KANSAS CITY SOUTHERN DE MÉXICO, S.A. de C.V. (the "Company") hereby agrees to pay to THE KANSAS CITY SOUTHERN RAILWAY COMPANY or to the extent permitted by this Note, to its permitted successors and assignees (the "Holder"), at its domicile located at 427 West 12th Street, Kansas City, Missouri, United States of America, the amount of US $185,000,000.00 (one hundred eighty five million Dollars , currency of the United States of America) (the "Principal Amount") no later than on December 31, 2016 (the "Maturity Date").

Si la Fecha de Vencimiento fuera un día que no fuera un Día Hábil (según dicho término se define más adelante), dicho pago deberá hacerse el Día Hábil inmediato siguiente.	If the Maturity Date falls on a day which is not a Business Day (as such term is defined below), such payment shall be made on the immediately succeeding Business Day.

La Sociedad se obliga adicionalmente, a pagar intereses sobre el saldo insoluto de este Pagaré, por cada día contado a partir de la fecha del presente y hasta que el Principal haya sido pagado en su totalidad, a una tasa equivalente a la British Bankers Association LIBOR Rate (BBA LIBOR), según sea publicada por Reuters aproximadamente a las 11:00 a.m., hora de Londres, dos días hábiles anteriores a la fecha de cada periodo de intereses, para depósitos en dólares de los Estados Unidos de América más 2.50% (dos punto cincuenta por ciento). Los intereses serán pagaderos anualmente cada 12 de diciembre.

The Company further agrees to pay interest on the outstanding and unpaid principal amount of this Note, for each day from the date hereof and until the date the Principal Amount hereof is paid in full at an annual rate equivalent to the annual British Bankers Association LIBOR Rate (BBA LIBOR), as published by Reuters at approximately 11:00 a.m., London time, two business days prior to the commencement of each interest period, for deposits in United States Dollars plus 2.50% (two point fifty percent). Interest shall be payable annually on each December 12.

Los intereses conforme al presente serán calculados tomando en consideración el número de días efectivamente transcurridos (incluyendo el primer día, pero excluyendo el último) dividido entre 360.	Interest hereunder shall be calculated on the basis of the actual number of days elapsed (including the first day but excluding the last day), divided by 360.

Para efectos de este Pagaré, los siguientes términos tendrán los significados que a los mismos se atribuyen:	For purposes of this Note, the following terms shall have the following meanings:

"Día Hábil" significa cualquier día que no sea un Sábado en el que los bancos estén abiertos al público para la celebración de operaciones en general en la Ciudad de México, México y la Ciudad de Nueva York, Nueva York.

"Business Day" shall mean any day other than a Saturday on which banks are open for general business in Mexico City, Mexico and New York City, New York.

"México" significa los Estados Unidos Mexicanos	"Mexico" means the United Mexican States.

"Resoluciones" significa, la confirmación por escrito de las resoluciones unánimes adoptadas por todos los accionistas de la Sociedad, fuera de una Asamblea General de Accionistas el 9 de diciembre de 2011.

"Resolutions" means the written confirmation of the resolutions adopted unanimously by all the Shareholders of the Company in lieu of a General Shareholders' Meeting on December 9, 2011.

El Tenedor del Pagaré acepta y conviene incondicionalmente que todos los pagos hechos por la Sociedad conforme al presente estarán sujetos a deducción por cualquier retención de impuestos requerida conforme a la ley aplicable, y cualquier reclamación, defensa, derecho a recuperar o compensación que la Sociedad pudiera tener en contra del Tenedor del Pagaré a la Fecha de Vencimiento, incluyendo, sin limitar, por cualesquier cantidades pagaderas por el Tenedor a la Sociedad, pero únicamente hasta por el monto de dicha reclamación, defensa, derecho a recuperar, o compensación.

The Holder of the Note unconditionally accepts and agrees that all payments by the Company hereunder shall be subject to deduction for any applicable tax withholdings required by applicable law, any counterclaim, defense, recoupment or setoff that the Company may have against the Holder of the Note at the Maturity Date, including, without limitation, for any amounts due and payable by the Holder to the Company, but only to the extent and amount of such counterclaim, defense, recoupment or setoff.

Cualesquier pagos al Amparo del presente estarán, de igual forma, sujetos a compensación por Daños por Desempeño (Performance Damages) establecidos en el Contrato de Prestación de Servicios con Pagos Anticipados (Advance Payment Contract for Services) celebrado entre el Tenedor, como prestador, y la Sociedad como prestataria (el "Contrato de Prestación de Servicios con Pagos Anticipados"). Si The Kansas City Southern Railway Company incumple de manera importante en prestar servicios por 3 meses consecutivos, en términos del Contrato de Prestación de Servicios con Pagos Anticipados, la Sociedad tendrá el derecho a compensar cualesquier Daños por Desempeño contra el saldo insoluto de este pagaré.

Any and all payments hereunder shall also be subject to the right of offset of Performance Damages provided in the 2011 Advance Payment Contract for Services entered into by the Holder, as provider, and the Company, as buyer (the "Advance Payment Contract"). If The Kansas City Southern Railway Company materially fails to provide services for 3 consecutive months as provided in the Advance Payment Contract then the Company has the right to offset any Performance Damages against the remaining balance of this note.

Adicionalmente, el Tenedor del Pagaré, acepta y conviene incondicionalmente que la Sociedad tendrá el derecho, en cualquier momento previo a la Fecha de Vencimiento de hacer uno o más prepagos de Principal e intereses generados a la fecha de dicho prepago, mediante la entrega de un aviso de dicho prepago al Tenedor con, al menos, 1 (un) Día Hábil de anticipación a la fecha en que se pretenda realizar el prepago.

Furthermore, the Holder of the Note unconditionally accepts and agrees that the Company shall be entitled at any time prior to the Maturity Date to make one or more prepayments of the Principal Amount and any and all interest accrued thereon as of such prepayment date by giving notice of such prepayment to the Holder with at least 1 (one) Business Day in advance to the intended date of prepayment.

La Sociedad conviene en reembolsar a la vista, todos los gastos y costos incurridos por el Tenedor, con motivo de la ejecución de este pagaré (incluyendo, sin limitar, todos los honorarios y gastos legales).

The Company agrees to reimburse upon demand, all out-of-pocket costs and expenses of the Holder hereof, incurred in connection with the enforcement of this Note (including, without limitation, all legal fees and expenses).

Este Pagaré se regirá e interpretará de conformidad con las leyes de México. En caso de incumplimiento por la Sociedad a cualquiera de sus obligaciones bajo el pagaré, el Tenedor tendrá el derecho de intentar todos los derechos y acciones que le correspondan conforme a las leyes de México.

This Note shall be governed by, and construed in accordance with, the laws of Mexico. In case of default by the Company to any of its obligations under this Note, the Holder shall have the right to pursue any and all rights and remedies to which it may be entitled pursuant to the laws of Mexico.

Cualquier acción o procedimiento iniciado por el Tenedor y que derive o se relacione con el presente Pagaré quedará sujeto a la jurisdicción de los tribunales ubicados en la Ciudad de México, Distrito Federal, México y la Sociedad en este acto de manera expresa e irrevocable se somete a sí misma y a sus bienes a la jurisdicción de dichos tribunales. La Sociedad en este acto expresa e irrevocablemente renuncia a cualquier derecho que pudiera corresponderle, por razón de su lugar de residencia o domicilio, a cualquier otra jurisdicción respecto de cualquier acción o procedimiento que surja o se relacione con este pagaré.

Any legal action or proceeding brought by the Holder and arising out of or with respect to this Note shall be subject to the jurisdiction of the courts located in the City of Mexico, Federal District, Mexico, and the Company hereby expressly and irrevocably submits for itself and its property to the jurisdiction of such courts. The Company hereby expressly and irrevocably waives all rights of jurisdiction in any action or proceeding arising out of or relating to this Note which it may now or hereafter be afforded by law in any other forum and any right to which the Company may be entitled on account of place of residence or domicile.

Este Pagaré, reemplaza, sustituye y deja sin efectos, los pagarés de fecha 12 de diciembre de 2011, emitidos por la Sociedad de conformidad con las Resoluciones, en favor de o adquiridos por (i) Veals, Inc., por un monto total de US $53.95 (cincuenta y tres dólares y 95/100, moneda de los Estados Unidos de América); (ii) Kara Sub, Inc., por un monto total de US $47,459,923.24 (cuarenta y siete millones cuatrocientos cincuenta y nueve mil novecientos veintitrés dólares y 24/100, moneda de los Estados Unidos de América); (iii) KCS Investment I, Ltd., por un monto total de US $12,412.595.30 (doce millones cuatrocientos doce mil quinientos noventa y cinco dólares y 30/100, moneda de los Estados Unidos de América); y (iv) Caymex Transportation, Inc., por un monto total de US $130,127,427.51 (ciento treinta millones ciento veintisiete mil cuatrocientos veintisiete dólares y 51/100, moneda de los Estados Unidos de América), todos los cuales han sido entregados por The Kansas City Southern Railway Company a la Sociedad para su debida cancelación.

This Note, replaces, supersedes and substitutes, the notes dated December 12, 2011 issued by the Company pursuant to the Resolutions in favor of or acquired by (i) Veals, Inc., in the aggregate amount of US $53.95 (fifty three Dollars and 95/100, currency of the United States of America); (ii) Kara Sub, Inc., in the aggregate amount of US $47,459,923.24 (forty seven million four hundred fifty nine thousand nine hundred twenty three Dollars and 24/100, currency of the United States of America); (iii) KCS Investment I, Ltd., in the aggregate amount of US $12,412.595.30 (twelve million four hundred twelve thousand five hundred ninety five Dollars and 30/100, currency of the United States of America); and (iv) Caymex Transportation, Inc., in the aggregate amount of US$130,127,427.51 (one hundred thirty million, one hundred twenty seven thousand four hundred twenty seven Dollars and 51/100, currency of the United States of America), all of which have been delivered by The Kansas City Southern Railway Company to the Company for their due cancellation.

Este pagaré no podrá ser negociado o transferido a cualquier persona distinta de (i) las entidades controladas directa o indirectamente por Kansas City Southern o a Kansas City Southern o (ii) cualquier agente de garantías (collateral agent) que actúe en tal carácter conforme a cualesquier contratos de crédito o préstamo celebrados por The Kansas City Southern Railway Company en carácter de deudor.

This Note shall not be assignable or transferrable to any person other than (i) those entities controlled, directly or indirectly, by Kansas City Southern or to Kansas City Southern or (ii) any collateral agent acting in such capacity pursuant to any credit or loan agreements entered into by The Kansas City Southern Railway Company as borrower.

Este Pagaré se firma en idioma Inglés y Español, las que conjuntamente, constituyen el mismo documento; en el entendido, que en caso de duda respecto de la debida interpretación de este Pagaré, la versión en Inglés prevalecerá, salvo que se trate de cualquier acción o procedimiento iniciado en cualquier tribunal en México en relación con este Pagaré, en cuyo caso, la versión en Español será la que prevalezca.

This Note is executed both in English and Spanish-language versions, which together constitute a single instrument; provided that in case of doubt as to the proper interpretation of this Note, the English version shall govern, except in connection with an action or proceeding brought in any court in Mexico in connection with this Note, in which case, the Spanish version shall be controlling.

EN TESTIMONIO DE LO CUAL, la Sociedad ha celebrado este Pagaré en la fecha indicada a continuación.	IN WITNESS WHEREOF, the Company has duly executed this Note as of the date set out below.

Ciudad de México, Distrito Federal, México, a 13 de diciembre de 2011.	Mexico City, Federal District, Mexico, December 13, 2011.

Kansas City Southern de México, S.A. de C.V. /s/ Michael W. Upchurch
Nombre: Michael W. Upchurch	Name: Michael W. Upchurch
Cargo: Apoderado	Title: Attorney-in-fact